CUSIP No. 38406L103	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Gracell Biotechnologies Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

38406L103 **
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This is the CUSIP Number for the Issuer’s American Depositary Shares, which are traded on the Nasdaq Stock Market. There is no CUSIP Number for the Ordinary Shares. Each American Depositary Share represents five Ordinary Shares.

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1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Sio Capital Management, LLC 20-4586565
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With[1]		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	25,007,900 (1)
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	25,007,900 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		25,007,900 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares		See Item 4
11.	Percent of Class Represented by Amount in Row (9)		5.2% (2)
12.	Type of Reporting Person		IA

(1) As of December 31, 2023, Sio Capital Management, LLC beneficially owned 25,007,900 Ordinary Shares, held as 5,001,580 American Depositary Shares (“ADSs”). Each ADS represents five Ordinary Shares.

(2) Based on 482,861,887 Ordinary Shares issued and outstanding as of December 19, 2023, as reported in Exhibit 2.1 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on December 26, 2023.

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Schedule 13G

Item 1(a).	Name of Issuer:

Gracell Biotechnologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building 12, Block B, Phase II Biobay Industrial Park, 218 Sangtian St. Suzhou Industrial Park People’s Republic of China

Item 2(a).	Name of Persons Filing:

This statement is filed on behalf of Sio Capital Management, LLC (the “Reporting Person” or “Sio”).

Sio is a registered investment adviser to certain affiliated funds that directly hold the Ordinary Shares to which this statement relates for the benefit of their respective investors, and in such capacity Sio has voting and dispositive power over such shares.

Item 2(b).	Address of Principal Business Office:

600 Third Avenue, 2nd Floor New York, New York 10016

Item 2(c).	Citizenship:

Sio is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share, represented by American Depositary Shares (“ADSs”), each representing five Ordinary Shares

Item 2(e).	CUSIP Number:

38406L103 This is the CUSIP Number for the ADSs, which are traded on the Nasdaq Stock Market. There is no CUSIP Number for the Ordinary Shares.

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Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.

The Reporting Person also holds 1,370,860 warrants exercisable for Ordinary Shares (the “Warrants”), however the Warrants are subject to a beneficial ownership blocker that precludes their exercise to the extent that, following such exercise, the holder (together with such holder’s affiliates and any other persons acting as a group together) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately prior to or after giving effect to such exercise. As of December 31, 2023, based on its percentage ownership of Ordinary Shares, the Reporting Person was prohibited from exercising any of the Warrants. The terms of the Warrants state that the Ordinary Shares issuable upon their exercise in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the holder for any purpose, including for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Accordingly, this statement excludes the Warrants.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Ordinary Shares, check the following : ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

SIO CAPITAL MANAGEMENT, LLC

By: /s/ Jin W. Lee
Name: Jin W. Lee
Title: Chief Compliance Officer